2-28-02

1123661

02016407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
2001 Year-End Results

Filed herewith is a press release related to the announcement by Syngenta AG of its 2001 year-end results. The full text of the press release follows:

# # #

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

syngenta

Media Release – Communiqué aux Médias – Medienmitteilung

Full Year Results 2001

Basel, Switzerland, 28 February 2002

'Successful merger year; strong foundation for the future'

Financial Highlights

	2001 (Actual) $m	2000 (Pro forma[2]) $m	Actual %	CER %
Sales	6323	6846	- 8	- 4
EBITDA[1]	1127	1195	- 6	-
Profit before Tax[1]	388	450	-14	-2
Net Income[1]	223	222	-	
Earnings per Share[1]	$2.20	$2.19	-	
Net Income (statutory)	34	564		
Earnings per Share (statutory)	$0.34	$7.61		

Growth rates in the following narrative compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER).

- **Earnings maintained in market decline**
- **Crop Protection sales down 5 percent; Seeds sales up 2 percent**
- **EBITDA[1] margin improved to 17.8 percent (2000: 17.4%)**
- **Synergy target exceeded: $165 million savings offset sales reduction**
- **Balance sheet strengthened**

Heinz Imhof, Chairman, said:

"Our performance in adverse market conditions is a tribute to the hard work and enthusiasm of all employees in meeting the complex task of merger integration whilst at the same time driving the business forward. We enter 2002 with our merger behind us and well placed to capitalize on all opportunities."

Michael Pragnell, Chief Executive, said:

"Early and decisive action in response to the challenging market conditions in agriculture last year enabled us to mitigate the worst effects, particularly in Latin America. Swift implementation of merger plans led to faster realization of synergies; the increased target announced in August of $150 million for the year was exceeded by $15 million, with an improvement in EBITDA margin. Management of the Crop Protection product portfolio during the year has been active and focused on optimizing the strength and breadth of our offering including four new compound registrations. Seeds delivered its targeted margin improvement to 12 percent. We have created a strong foundation for the future."

(1) *Excluding in 2001 $277 million of special items, being a net charge in respect of merger and restructuring costs net of divestment gains (2000: $523 million net gain). EPS calculated on 101,432,920 shares.*
(2) *Unaudited pro forma results for 2000 exclude all products divested in compliance with competition authority mandates for the formation of Syngenta and assume that the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48 percent.*

Highlights for 2001

Growth rates in the following narrative compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER).

Sales of $6.32 billion were four percent lower than 2000 with the challenging conditions highlighted at the interim results influencing the full year outcome. In aggregate, prices were down one percent. The impact of exchange rates reduced sales by $228 million (four percent). Sales are weighted towards the first half of the year, the planting season in the northern hemisphere. In Latin America, where the main season occurs in the second half, sales were down 14 percent reflecting the company's credit policy implemented in 2000. The impact of the Argentinean crisis on results was mitigated by this early action to reduce balance sheet exposure. Argentina now represents less than one percent of total Syngenta sales.

EBITDA was maintained at the 2000 level as a result of the accelerated cost reduction program. Significant savings were achieved in Marketing and Distribution and in General and Administrative which were partly offset by one-off sundry other income and expense items. In the second half additional savings were realized in Research and Development and in manufacturing contributing to a doubling of EBITDA in the second half. The currency spread of Syngenta's cost base limited the adverse impact of exchange rates on EBITDA to $68 million (six percent). The EBITDA margin improved to 17.8 percent of sales (2000: 17.4 percent).

Earnings per share, excluding special items, were up one cent to $2.20, helped by the lower tax rate.

Dividends: The Board has recommended a dividend for 2001 of CHF 0.80 to be paid on 26 April 2002, subject to shareholder approval at the AGM on 23 April 2002

Crop Protection: Syngenta held overall market position, except in Latin America where sales were deliberately constrained, notably Argentina. This constraint particularly affected sales of herbicides and insecticides.

Following the early completion of the merger the active management of the product portfolio has been a key focus. The streamlining of the portfolio has proceeded well with 12 active ingredients (AIs) phased-out or divested in 2001. Improvements in product mix, the phase-out of older products and reductions in COGS resulted in an improvement in gross margin; this was achieved despite an aggregate price decline of one percent. Plans are well advanced for further reductions to achieve the portfolio target of 76 AIs.

Product lifecycle management contributed significantly to results; strong sales of the leading corn herbicides DUAL®/BICEP® MAGNUM were generated and TOUCHDOWN® IQ®, the high performance, easy to use non-selective herbicide, had a successful launch year. The new seed treatment CRUISER®, from the thiamethoxam insecticide family, enjoyed strong demand following launch in the USA; the resolution of patent disputes announced in January 2002 enables Syngenta to continue to exploit the worldwide potential of this innovative insecticide chemistry. Although disease control markets were generally lower in 2001, sales of AMISTAR®, the leading strobilurin fungicide, increased.

The registration of CALLISTO® and two other new selective herbicides – APIRO® and KRISMAT® - will sustain Syngenta's market leadership in this sector. Similarly the registration of ACANTO®, the new cereal strobilurin fungicide, will further strengthen an already powerful fungicide portfolio.

Seeds: Sales increased by two percent mainly due to strong growth in the high-margin Vegetables business. The restructuring initiatives undertaken in 2000 and sustained cost reduction, reported at the half year, maintained the improved profitability.

Synergies: The accelerated synergy program has realized $165 million of savings in 2001 with $95 million delivered in the second half. $160 million of savings are targeted for delivery in 2002 with the complete program remaining at $525 million. A breakdown of the 2001 savings can be found on page six of this report.

Cash Flow and Balance Sheet: Free cash flow from operating activities was $400 million. This cash flow was used to repay debt in various forms including final settlement of former parental debt following the merger. The cash inflow from reduced trade working capital combined with $191 million of proceeds from mandated product disposals offset restructuring costs of $352 million. Control of trade working capital resulted in an improved ratio to sales at 46 percent (2000: 48 percent). Return on invested capital improved to 13.2 percent (2000: 11.5 percent). At the year end net debt was $2.2 billion (2000: $2.4 billion) representing a gearing ratio of 54 percent (2000: 58 percent).

Outlook

Michael Pragnell, Chief Executive, said:

"Although we expect market conditions to remain difficult in 2002, our drive for improving performance ratios is supported by a further $160 million synergy savings target, in line with our three-year program. Our market position will be enhanced by full launches of CALLISTO® and ACANTO® and continued growth of ACTARA®. We continue to build on the progress made in our first year and remain focused on our medium term goals."

Board of Directors

There will be two changes to the Board membership.

It was a great sadness that Hans Kindler passed away on 28 June 2001.

Following his increased responsibilities at Credit Suisse Group, Thomas Wellauer has decided to step down from the Board as of the AGM on 23 April 2002.

Messrs Pedro Reiser and Rupert Gasser will be proposed for election as new Board members of Syngenta AG at the AGM.

Syngenta is listed on the Swiss stock exchange (SYNN), and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Media Enquiries:	O'Patrick Wilson	(Switzerland)	+41 61 323 23 23
	Judith Auchard	(UK)	+44 (0)1483 260184
	Lori Captain	(USA)	+ 1 (302) 476 21 84
	Photographs available at www.newscast.co.uk from 11:30 (GMT)		
Analyst/Investor Enquiries:	Jennifer Gough	(Switzerland)	+41 61 323 50 59
	Rhonda Chiger	(USA)	+ 1 (917) 322 25 69
Share Registry Enquiries	Ursandreas Meier		+41 61 323 20 95

Crop Protection Sales

Growth rates in the following narrative compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER).

Product line	Full Year Actual 2001 $m	Full Year Pro forma 2000 $m	Growth Actual %	Growth CER %	4th Quarter Actual 2001 $m	4th Quarter Pro forma 2000 $m	Growth Actual %	Growth CER %
Selective herbicides	1722	1841	-6	-3	268	297	-10	-8
Non-selective herbicides	687	760	-10	-5	128	118	+8	+11
Fungicides	1392	1541	-10	-5	282	276	+2	+3
Insecticides	944	1069	-12	-6	218	239	-9	-7
Professional products	522	558	-6	-4	118	129	-8	-9
Others	118	119	-1	-	19	23	-18	-23
Total	5385	5888	-9	-5	1033	1082	-5	-5

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK®

In corn herbicides, sales of the market-leading brands of DUAL®/BICEP® MAGNUM were up slightly and the successful, mid-season, first introductions of CALLISTO® in Europe and the USA resulted in sales of $27 million. In cereals, sales of the grass herbicide TOPIK® grew strongly following the successful full launch in the USA and a sustained performance in Western Europe. FUSILADE®, also for grass control, benefited from the delayed acceptance of herbicide tolerant soybeans in Brazil. Lower sales in Argentina and of smaller and older brands led to the overall reduction in selective herbicides.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

The successful launch of TOUCHDOWN® IQ® in the USA underpinned strong growth for the TOUCHDOWN® brand in this market. This more than offset lower sales in Argentina and Brazil. The first full year of GRAMOXONE® production at the new Nantong plant, combined with the expansion of the field force, resulted in further sales growth in China; this did not fully compensate for declines in the USA, due to a reduced burn-down market, and in Latin America.

Fungicides: major brands AMISTAR®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Sales of AMISTAR®, the largest product in the fungicide portfolio, were up three percent, benefiting from introductions in new crops, particularly in the USA and Canada. SCORE®, a vegetable and rice fungicide, continued to grow strongly in both Asia and Latin America. These performances were insufficient to offset the unfavorable market conditions during the year, particularly for cereal crops in Northern Europe and non-field crops in North America, which resulted in reduced treatments for UNIX®, TILT® and RIDOMIL GOLD®.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® grew strongly during the year following launches in the USA, Japan and India. Sales of PROCLAIM® sustained good growth following a second successful year on cotton in Australia. KARATE® sales were lower overall as volume increases were insufficient to offset price competition in the US cotton market. VERTIMEC® sales were reduced by increased competition in the acaricide market. Overall sales were down due to lower sales in Argentina and the continued phase-out of less profitable and older products.

Professional Products: major brands AVID®, BARRICADE®, CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Sales in Seed Treatments increased; CRUISER®, the new insecticide seed treatment and the fungicide seed treatments DIVIDEND® and MAXIM® sustained good growth. Turf and Ornamental sales declined as a result of reduced pest and disease pressure in the important US market. Reduced tenders for the insecticide ICON® impacted the Public Health business.

Regional	Full Year Actual 2001 $m	Full Year Pro forma 2000 $m	Growth Actual %	Growth CER %	4th Quarter Actual 2001 $m	4th Quarter Pro forma 2000 $m	Growth Actual %	Growth CER %
Europe, Africa and Middle East	1870	1991	-6	-2	358	348	+3	-1
NAFTA	1887	2008	-6	-6	205	242	-15	-15
Latin America	677	850	-20	-19	195	252	-23	-22
Asia Pacific	951	1039	-8	+1	275	240	+14	+19
Total	5385	5888	-9	-5	1033	1082	-5	-5

Sales in Europe, Africa and the Middle East were affected by the adverse market conditions in Western Europe highlighted in the interim report. Good sales growth was sustained in Eastern Europe.

In NAFTA good sales growth in Canada and Mexico was insufficient to offset the adverse effects of reduced US acreages, a competitive US cotton market and drought which reduced markets in western and southern horticultural areas. These were accompanied by inventory reductions in the distribution channel.

In Latin America, the maintenance of Syngenta's tight credit policy has resulted in a deliberate sales reduction, as already highlighted, with encouraging growth in direct marketing to large growers in Brazil insufficient to offset the overall decrease.

Sales in Asia Pacific in the second half of the year benefited from changes in distribution arrangements and downstream moves, primarily in Japan with the acquisition of Tomono Agrica, Australia and the Philippines, and the increased sales in China of GRAMOXONE®.

Seeds Sales

Growth rates in the following narrative compare 2001 actuals with pro forma 2000 and are at constant exchange rates (CER)

Product line	Full Year Actual 2001 $m	Full Year Pro forma 2000 $m	Growth Actual %	Growth CER %	4th Quarter Actual 2001 $m	4th Quarter Pro forma 2000 $m	Growth Actual %	Growth CER %
Field Crops	530	552	-4	-	85	76	+11	+17
Vegetables and Flowers	408	406	+1	+5	79	77	+2	+4
Total	938	958	-2	+2	164	153	+7	+11

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of corn were unchanged; NK® corn grew strongly following successful launches of new hybrids in both Europe and Brazil while sales in NAFTA declined partly due to a decrease in corn acreage. Oilseeds sales were up with sales of soybeans and sunflower seeds growing strongly in the Americas and Eastern Europe respectively. Hilleshög® sugar beet performed well in a declining European market. The divestment of sorghum in 2000 accounted for over one percent of the reduction in total Field Crop sales.

Sales of GM product continued to grow and accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Strong sales growth was achieved, especially in S&G® Vegetables. Sales in Europe (with notable contributions from peppers, tomatoes, melons and leeks), Asia and Brazil all increased; subdued demand and competition hampered performance in NAFTA.

Sales of S&G® Flowers increased in Europe; in NAFTA sales were slightly lower in a highly competitive market.

Regional	Full Year Actual 2001 $m	Full Year Pro forma 2000 $m	Growth Actual %	Growth CER %	4th Quarter Actual 2001 $m	4th Quarter Pro forma 2000 $m	Growth Actual %	Growth CER %
Europe, Africa and Middle East	393	387	+2	+11	32	31	+6	+28
NAFTA	404	429	-6	-6	101	82	+21	+21
Latin America	88	85	+4	+5	18	24	-23	-23
Asia Pacific	53	57	-7	+3	13	16	-23	-12
Total	938	958	-2	+2	164	153	+7	+11

Sales growth in Europe, Africa and the Middle East was driven by success in vegetables, corn and oilseeds.

In NAFTA reduced acreages in corn and sugar beet, and difficult market conditions in vegetables and flowers all contributed to the sales decline.

In Latin America, principally Brazil, growth was achieved across the product range.

Strong growth in Vegetables sales in Thailand and Australia resulted in increased sales in Asia Pacific.

Synergy Programs

At the time of merger, $525 million of total cost savings were identified through the implementation of synergy programs at an estimated cash cost of $900 million. The speedy implementation of these programs has resulted in savings of $165 million in 2001, with $95 million realized in the second half of the year. The total cash cost in 2001 was $326 million. Since merger the total number of employees has been reduced by 2000. Programs relate to the following three areas:

Cost of Goods Sold: First savings, of $50 million, from the various programs announced at the half year were realized in the second half.

Selling, General and Administrative: Savings of $95 million were realized in 2001 as the integration of sales forces and administrative functions was quickly effected following merger, particularly in NAFTA and Europe. By the end of the year all country sales and administrative functions had merged.

Research and Development: Savings of $20 million were achieved in 2001.

Borrowings and Interest

Net debt was $2.2 billion at the end of December 2001 after refinancing recourse factoring ($137 million) and final settlement of parental debt following merger ($140 million). Gearing was 54 percent. Net financial expense of $249 million (2000: $243 million) was adversely affected by accounting for devaluation effects in Argentina and in Turkey. Net interest expense was $173 million (2000: $243 million). A successful bond market debut was announced on 26 June with an issue total of €1150 million in early July. The proceeds have been used to refinance short-term debt.

Taxation

The underlying tax rate (before the effects of special items) for the year was 42 percent, compared with a 2000 pro forma underlying rate of 48 percent. This improvement has been achieved largely through eliminating inefficient carve-out effects associated with the merger transaction in 2000.

Condensed Consolidated Income Statement

	Full Year 2001			Full Year 2000	
	Excluding Special Items $m	Special Items $m	Including Special Items $m	Pro forma[1] $m	+ve/-ve Movement CER[2] %
Sales	6323	-	6323	6846	- 4
Cost of goods sold	(3199)	-	(3199)	(3510)	+ 6
Gross profit	3124	-	3124	3336	- 3
Marketing and distribution	(1178)	-	(1178)	(1295)	+7
Research and development	(723)	-	(723)	(745)	-
General and administrative	(581)	-	(581)	(603)	+3
Merger and restructuring costs, net of divestment gains	-	(277)	(277)	-	-
Operating income	642	(277)	365	693	+1
Income from associates	(5)	-	(5)	-	-
Financial expenses, net	(249)	-	(249)	(243)	-5
Income before taxes and minority interests	388	(277)	111	450	- 2
Taxes	(164)	88	(76)	(216)	n/a
Minority interests	(1)	-	(1)	(12)	n/a
Net income	223	(189)	34	222	n/a
Numbers of shares (millions)	101.4	101.4	101.4	101.3	n/a
Earnings per share (basic and diluted)	2.20	(1.86)	0.34	2.19	n/a
EBITDA	1127	(191)	936	1195	-

(1) Unaudited pro forma full year results for 2000:
(a) Exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.
(b) Assume the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48 percent.
(2) Excluding special items.

Impact of Special Items, net

	2001		2000	
	Sm	Sm	Sm	Sm
Income Statement charge				
Merger and integration costs		(117)		(122)
Restructuring costs				
Asset write-offs	(86)		(23)	
Cash costs	(149)		(184)	
Total		(235)		(207)
Gains from mandated product disposals		75		852
Total special items, net		(277)		523

The post-tax impact of special items reduced earnings per share by $1.86 to $0.34 during 2001. In 2000 EPS on a pro forma basis was increased by $3.85 as a consequence of substantial gains from mandated product disposals.

Full Year Segmental Results[1]

Crop Protection	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**5385**	**5888**	**-5**
Gross profit	2645	2874	-5
Marketing and distribution	(948)	(1060)	+8
Research and development	(458)	(473)	+1
General and administrative	(501)	(475)	-6
Operating income	**738**	**866**	**-9**
EBITDA	**1173**	**1299**	**-5**
EBITDA (%)	**21.8**	**22.1**	

Seeds	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**938**	**958**	**+2**
Gross profit	479	462	+10
Marketing and distribution	(230)	(235)	-2
Research and development	(112)	(111)	-5
General and administrative	(66)	(113)	+40
Operating income	**71**	**3**	**n/a**
EBITDA	**110**	**60**	**+109**
EBITDA (%)	**11.8**	**6.3**	

New Technology	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**-**	**-**	**-**
Gross profit	-	-	-
Marketing and distribution	-	-	-
Research and development	(153)	(161)	+2
General and administrative	(14)	(15)	+6
Operating income	**(167)**	**(176)**	**+3**
EBITDA	**(156)**	**(164)**	**+2**
EBITDA (%)	**n/a**	**n/a**	

(1) Excluding special items
(2) Unaudited pro forma full year results for 2000:
    (a) Exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.
    (b) Assume the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48 percent.

Unaudited Second Half Segmental Results[1]

Crop Protection	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**2018**	**2160**	**-5**
Gross profit	926	921	+1
Marketing and distribution	(485)	(505)	+4
Research and development	(229)	(257)	+10
General and administrative	(241)	(183)	-29
Operating income	**(29)**	**(24)**	**+15**
EBITDA	**187**	**190**	**+3**
EBITDA (%)	**9.3**	**8.8**	

Seeds	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**274**	**266**	**+6**
Gross profit	134	114	+25
Marketing and distribution	(115)	(110)	-7
Research and development	(55)	(48)	-17
General and administrative	(25)	(59)	+56
Operating income	**(61)**	**(103)**	**+44**
EBITDA	**(39)**	**(72)**	**+52**
EBITDA (%)	**-14.1**	**-27.1**	

New Technology	2001 Actual $m	2000 Pro forma[2] $m	CER %
Sales	**-**	**-**	**-**
Gross profit	-	-	-
Marketing and distribution	-	-	-
Research and development	(81)	(82)	+3
General and administrative	(5)	(7)	+13
Operating income	**(86)**	**(89)**	**+4**
EBITDA	**(80)**	**(83)**	**+4**
EBITDA (%)	**n/a**	**n/a**	

(1) Excluding special items

(2) Unaudited pro forma full year results for 2000:

(a) Exclude all products divested in compliance with competition authority mandates for the formation of Syngenta.

(b) Assume the two businesses merged from 1 January 1999 and operated with an effective underlying tax rate in 2000 of 48 percent.

Unaudited Full Year Product Line and Regional Sales Analysis with Unaudited Pro Forma Full Year 2000 Comparatives

Syngenta	Full Year 2001 Actual $m	Full Year 2000 Pro forma $m	Actual %	CER %
Crop Protection	5385	5888	-9	-5
Seeds	938	958	-2	+2
Total	6323	6846	-8	-4

Crop Protection

Product line				
Selective herbicides	1722	1841	-6	-3
Non-selective herbicides	687	760	-10	-5
Fungicides	1392	1541	-10	-5
Insecticides	944	1069	-12	-6
Professional products	522	558	-6	-4
Others	118	119	-1	-
Total	5385	5888	-9	-5
Regional				
Europe, Africa and Middle East	1870	1991	-6	-2
NAFTA	1887	2008	-6	-6
Latin America	677	850	-20	-19
Asia Pacific	951	1039	-8	+1
Total	5385	5888	-9	-5

Seeds

Product line				
Field Crops	530	552	-4	-
Vegetables and Flowers	408	406	+1	+5
Total	938	958	-2	+2
Regional				
Europe, Africa and Middle East	393	387	+2	+11
NAFTA	404	429	-6	-6
Latin America	88	85	+4	+5
Asia Pacific	53	57	-7	+3
Total	938	958	-2	+2

Unaudited Second Half Product Line and Regional Sales Analysis with Unaudited Pro Forma Second Half 2000 Comparatives

Syngenta	2nd Half 2001 Actual $m	2nd Half 2000 Pro forma $m	Actual %	CER %
Crop Protection	2018	2160	-7	-5
Seeds	274	266	+3	+6
Total	2292	2426	-6	-4

Crop Protection

Product line				
Selective herbicides	498	542	-8	-6
Non-selective herbicides	275	278	-1	+2
Fungicides	505	528	-5	-2
Insecticides	437	489	-11	-7
Professional products	252	282	-10	-8
Others	51	41	+23	+25
Total	2018	2160	-7	-5
Regional				
Europe, Africa and Middle East	659	677	-3	-4
NAFTA	454	516	-12	-12
Latin America	442	527	-16	-15
Asia Pacific	463	440	+5	+12
Total	2018	2160	-7	-5

Seeds

Product line				
Field Crops	123	116	+6	+9
Vegetables and Flowers	151	150	+1	+3
Total	274	266	+3	+6
Regional				
Europe, Africa and Middle East	94	84	+12	+23
NAFTA	112	109	+2	+2
Latin America	45	45	-	+1
Asia Pacific	23	28	-18	-10
Total	274	266	+3	+6

Unaudited Fourth Quarter Product Line and Regional Sales Analysis with Unaudited Pro Forma Fourth Quarter 2000 Comparatives

Syngenta	4th Quarter 2001 Actual $m	4th Quarter 2000 Pro forma $m	Actual %	CER %
Crop Protection	1033	1082	-5	-5
Seeds	164	153	+7	+11
Total	1197	1235	-3	-3

Crop Protection				
Product line				
Selective herbicides	268	297	-10	-8
Non-selective herbicides	128	118	+8	+11
Fungicides	282	276	+2	+3
Insecticides	218	239	-9	-7
Professional products	118	129	-8	-9
Others	19	23	-18	-23
Total	1033	1082	-5	-5
Regional				
Europe, Africa and Middle East	358	348	+3	-1
NAFTA	205	242	-15	-15
Latin America	195	252	-23	-22
Asia Pacific	275	240	+14	+19
Total	1033	1082	-5	-5

Seeds				
Product line				
Field Crops	85	76	+11	+17
Vegetables and Flowers	79	77	+2	+4
Total	164	153	+7	+11
Regional				
Europe, Africa and Middle East	32	31	+6	+28
NAFTA	101	82	+21	+21
Latin America	18	24	-23	-23
Asia Pacific	13	16	-23	-12
Total	164	153	+7	+11

Condensed Consolidated Financial Statements

The following financial statements for Syngenta AG have been prepared on a statutory accounting basis and reflect the accounting treatment prescribed under International Accounting Standards in order to account for the acquisition of Zeneca agrochemicals by Novartis agribusiness on 13 November 2000. They do not therefore include the financial results for Zeneca agrochemicals prior to 13 November 2000 and are not therefore indicative of what the performance of Syngenta would have been in 2000 if the businesses had been combined from 1 January 2000.

Condensed Consolidated Income Statement

	Excluding Special Items		Special Items		Including Special Items	
For the twelve months to 31 December	2001 $m	2000 $m	2001 $m	2000 $m	2001 $m	2000 $m
Sales	**6323**	**4876**	-	-	**6323**	**4876**
Cost of goods sold	(3199)	(2442)	-	-	(3199)	(2442)
Gross profit	**3124**	**2434**	-	-	**3124**	**2434**
Marketing and distribution	(1178)	(989)	-	-	(1178)	(989)
Research and development	(723)	(537)	-	-	(723)	(537)
General and administrative	(581)	(364)	-	-	(581)	(364)
Merger and restructuring costs, net of divestment gains	-	-	(277)	456	(277)	456
Operating income	**642**	**544**	**(277)**	**456**	**365**	**1000**
Income from associates	(5)	(1)	-	-	(5)	(1)
Financial expense, net	(249)	(85)	-	-	(249)	(85)
Income before taxes and minority interests	**388**	**458**	**(277)**	**456**	**111**	**914**
Income tax expense	(164)	(238)	88	(102)	(76)	(340)
Income before minority interests	**224**	**220**	**(189)**	**354**	**35**	**574**
Minority interests	(1)	(10)	-	-	(1)	(10)
Net income	**223**	**210**	**(189)**	**354**	**34**	**564**
Weighted average number of ordinary shares in issue (millions)	101	74	101	74	101	74
Earnings per share (basic and diluted)	**2.20**	**2.83**	**(1.86)**	**4.78**	**0.34**	**7.61**

Condensed Consolidated Balance Sheet

	31 December 2001 $m	31 December 2000 $m
Assets		
Current assets		
Cash and cash equivalents	288	756
Trade and other accounts receivable	2102	2304
Other current assets	214	163
Inventories	1716	1921
Total current assets	**4320**	**5144**
Non-current assets		
Property, plant and equipment	2348	2649
Intangible assets	3004	2978
Investments in associates and joint ventures	103	112
Deferred tax assets	666	639
Other financial assets	268	293
Total non-current assets	**6389**	**6671**
Total assets	**10709**	**11815**
Liabilities and Equity		
Current liabilities		
Trade accounts payable	(687)	(637)
Current financial debts	(1420)	(3085)
Income tax and other taxes payable	(220)	(336)
Other current liabilities	(882)	(1013)
Provisions	(231)	(286)
Total current liabilities	**(3440)**	**(5357)**
Non-current liabilities		
Non-current financial debts	(1116)	(100)
Deferred tax liabilities	(1159)	(1270)
Other non-current liabilities	-	(84)
Provisions	(835)	(693)
Total non-current liabilities	**(3110)**	**(2147)**
Total liabilities	**(6550)**	**(7504)**
Minority interests	**(73)**	**(101)**
Total equity	**(4086)**	**(4210)**
Total liabilities and equity	**(10709)**	**(11815)**

Condensed Consolidated Cash Flow Statement

As at 31 December	2001 $m	2000 $m
Net income	**34**	**564**
Reversal of non-cash items:		
Minority interests	1	10
Income tax expense	76	340
Charges in respect of provisions	452	358
Depreciation, amortization and impairment on:		
Property, plant and equipment	344	208
Intangible assets	232	105
Income from associates	5	1
Divestment gains	(75)	(785)
Loss on disposal of fixed assets	9	-
Net financial expenses	249	85
Interest and other financial receipts	70	21
Interest and other financial payments	(260)	(103)
Taxes paid	(258)	(170)
Cash flow before working capital changes	**879**	**634**
Payments in respect of provisions	(469)	(179)
Change in net current assets and other operating cash flows	138	155
Cash flow from operating activities	**548**	**610**
Additions to property, plant and equipment	(253)	(185)
Proceeds from divested assets	195	825
Proceeds from disposals of property, plant and equipment	12	50
Purchase of intangibles, investments in associates and other financial assets	(57)	(52)
Proceeds from disposals of intangible and financial assets	12	20
Business acquisitions and divestments (net of liquidity acquired)	(4)	387
Acquisition of minorities	(27)	-
Cash flow used for investing activities	**(122)**	**1045**
Net change in Novartis AG debt	(125)	(1371)
Increases in other third party interest-bearing debt	3720	2436
Repayment of third party interest-bearing debt	(4329)	(1258)
Repayment of debts factored with recourse	(137)	-
Purchase of treasury stock	3	(524)
Equity issuance cost	-	(68)
Net transfers to Novartis other than in respect of interest-bearing debt	-	(183)
Cash flow from/(used for) financing activities	**(868)**	**(968)**
Net effect of currency translation on cash and cash equivalents	(26)	(42)
Net change in cash and cash equivalents	**(468)**	**645**
Cash and cash equivalents at the beginning of the period	**756**	**111**
Cash and cash equivalents at the end of the period	**288**	**756**

Condensed Consolidated Statement of Changes in Equity

	Total equity $m
31 December 1999	**2481**
Net income	564
Net transfers to Novartis	(183)
Translation effects	(73)
Merger related transactions	1421
31 December 2000	**4210**
31 December 2000	**4210**
Net income	34
Syngenta share purchase plan	3
Revaluation of financial assets	(11)
Hedging losses	(17)
Translation effects	(133)
31 December 2001	**4086**

The issued share capital consists of 112,564,584 registered shares with a nominal value of CHF10 each. $135 million of the additional paid-in capital is not available for distribution.

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: The Syngenta Group ('Syngenta') is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation of the condensed consolidated financial statements: Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG ('Novartis') and AstraZeneca PLC ('AstraZeneca') through an agreement to spin-off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. As used herein, references to Novartis agribusiness include the historical operating results and activities of the Novartis crop protection and seeds businesses and operations until 13 November 2000, the date of legal separation, upon which date Syngenta began operations as an independent company.

Note 2: Accounting Policies

Syngenta's condensed consolidated financial statements for the year ended 31 December 2001 are prepared in accordance with the accounting policies set out in the 2001 Financial Report. These principles differ in certain significant respects from generally accepted accounting principles in the United States ('US GAAP'). Application of US GAAP would have affected shareholders' net income and equity for the year ended 31 December 2001 and 2000 as detailed in Note 6 to the condensed consolidated financial statements and more fully in the 2001 Financial Report.

The condensed consolidated financial statements are presented in United States dollars ('$') as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 3: Changes in Accounting Policies

With effect from 1 January 2001, Syngenta has complied with IAS 12 (revised 2000) 'Income Taxes', IAS 19 (revised 2000) 'Employee Benefits', IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 40 'Investment Property'. In connection with IAS 39, various revisions have been made to IAS 32 'Financial Instruments: Disclosure and Presentation' in order to delete duplicate and redundant disclosures. These new standards did not have a material impact on the condensed consolidated financial statements of Syngenta.

Note 4: Changes in the Scope of Consolidation

The condensed consolidated financial statements include all operations and net assets, which were transferred from Novartis, and all the operations and net assets acquired from AstraZeneca from the Separation Date, as described in Note 1.

Significant acquisitions and divestments during 2001 and 2000 are as described in Note 3 of the 2001 Financial Report.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R & D facilities in Switzerland, the UK and the USA, business performance is impacted by movements in currencies. The principal currencies and their exchange rates against the dollar, for 2000 and 2001 used to prepare the financial statements contained in this press release were as follows:

	Average 2001	Average 2000	Year end 2001	Year end 2000
Swiss Franc. CHF	1.69	1.69	1.68	1.63
Pound sterling. GBP	0.69	0.66	0.69	0.67
Yen. JPY	120.6	107.7	131.3	114.9
Euro. EUR	1.12	1.08	1.13	1.07

NB: The average rates were used for the preparation of the condensed consolidated income and cash flow statements. They are an average of the monthly rates and do not take account of the weighting of each currency in each month of the year. The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 6: Reconciliation to US GAAP from the Condensed Consolidated Financial Statements

Syngenta's condensed consolidated financial statements have been prepared in accordance with IAS, which as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

Net Income (for year ended 31 December)	2001 $m	2000 $m
Net income under IAS	**34**	**564**
US GAAP adjustments:		
Purchase accounting:		
Zeneca agrochemicals	(288)	(271)
Other acquisitions	(141)	(92)
Pension provisions (including post-retirement benefits)	2	-
Stock based compensation	(3)	(21)
Deferred taxes on unrealized profit in inventory	5	4
Capitalized costs, less disposals and depreciation	8	(1)
Deferred tax effect on US GAAP adjustments	136	(3)
Net income under US GAAP	**(247)**	**180**
Weighted average number of ordinary shares in issue	101	74
Earnings per Share under US GAAP (basic and diluted)	**$(2.44)**	**$2.43**

Equity (for year ended 31 December)	2001 $m	2000 $m
Equity under IAS	**4086**	**4210**
US GAAP adjustments:		
Purchase accounting:		
Zeneca agrochemicals	(468)	(240)
Other acquisitions	1098	1239
Pension provisions (including post-retirement benefits)	(3)	(5)
Stock based compensation	-	-
Deferred taxes on unrealized profit in inventory	(33)	(37)
Capitalized costs, less disposals and depreciation	28	20
Deferred tax effect on US GAAP adjustments	(291)	(367)
Equity under US GAAP	**4417**	**4820**

For the year ended December 31, 2001, net income under IAS was US$34 million, compared to a net loss of US$247 million under US GAAP. The main reasons for the difference were in the application and incidence of purchase accounting under IAS and US GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business, and on other acquisitions.

The most significant purchase accounting difference arising in 2001 was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS, but to an impairment loss for US GAAP.

Other differences arise between the IAS and US GAAP treatments of the purchase accounting for Zeneca agrochemicals business such as different levels of amortization associated with the different treatment of intangibles. In addition, changes in estimates of environmental liabilities treated as purchase accounting adjustments under IAS were treated as a charge to 2001 US GAAP net income. Restructuring charges under IAS were included as fair value purchase accounting adjustments under US GAAP.

The net difference in pre-tax income arising between the IAS and US GAAP treatments of the purchase accounting for other acquisitions was US$141 million. This difference mainly arises because the Sandoz and Ciba-Geigy merger for IAS purposes was accounted for as a uniting of interests. For US GAAP the merger was accounted for as a purchase.

Announcements and Meetings

AGM and first quarter trading statement	23 April 2002
Announcement of first half results 2002	7 August 2002
Third quarter trading statement	25 October 2002
Announcement of full year results 2002	20 February 2003

Glossary and Trademarks

All product or brand names included in this Interim Statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides

APIRO®	novel grass weed herbicide for rice
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
FLEX®	broad spectrum broad-leaf weed herbicide for soybeans
FUSILADE®	grass weed killer for broad-leaf crops
KRISMAT®	novel low-dose herbicide for cotton and sugar cane
TOPIK®	post-emergence grass weed killer for wheat

Non-selective Herbicides

GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
TOUCHDOWN® IQ™	improved TOUCHDOWN®

Fungicides

ACANTO®	second-generation strobilurin with particular advantages in barley
AMISTAR®	broad spectrum strobilurin for use on multiple crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action

Insecticides

ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton

Professional Products

AVID®	acaricide for ornamentals
BARRICADE®	pre-emergence crabgrass herbicide for turf
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
MAXIM®	broad spectrum seed treatment fungicide

Field Crops

NK®	global brand for corn, oilseeds and other field crops
HILLESHÖG®	global brand for sugar beet

Vegetables and Flowers

S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas

Addresses for Correspondence

Swiss Depositary	UK Registrar for non-CREST account holders	Depositary for ADRs	Swedish Securities Register Center
SEGA Aktienregister AG P.O.Box CH-4601 Olten	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	The Bank of New York Shareholder Relations PO Box 11258 Church Street Station New York, NY 10286	VPC AB Box 7822 S-103 97 Stockholm Sweden
Tel: +41 (0)62 205 3695	Tel: +44 (0)1903 502541	Tel: +1 (212) 815 6917	Tel: +46 (0)8 402 9000

Registered Office

Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as 'expect', 'would', 'will', 'potential', 'plans', 'prospects', 'estimated', 'aiming', 'on track' and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By:
Name: Christoph Mäder
Title: General Counsel

By:
Name: Damian Heller
Title: Company Secretary

Date: February 28 , 2002